10026534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vining-Sparks IBG, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

Memphis (City) TN (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold L. Gladney (901) 762-5309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900 (Address) Memphis (City) Tennessee (State) 38103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Medford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Vining-Sparks IBG, L.P., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Mark Medford
President and Chief Executive Officer

Notary Public

MY COMMISSION EXPIRES:
February 23, 2010

SHERRI L. WAKELEY
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

X	(a)	Facing page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Changes in Partner's Capital
X	(e)	Statement of Cash Flows
	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3–3
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
	(k)	A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation
X	(l)	An Oath or Affirmation
X	(m)	Supplementary Report of Independent Public Accountants on Internal Control Structure
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Table of Contents

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Report of Independent Registered Public Accounting Firm

The Partners
Vining-Sparks IBG, Limited Partnership:

We have audited the accompanying statement of financial condition of Vining-Sparks IBG, Limited Partnership (the Partnership) as of December 31, 2009, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vining-Sparks IBG, Limited Partnership as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2010

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Statement of Financial Condition

December 31, 2009

Assets

Cash, including $3,317,566 segregated under federal regulations	$	6,893,672
Securities purchased under agreements to resell		109,420,969
Receivable from customers		23,467,022
Receivable from broker-dealers and clearing organizations		38,031,312
Securities owned, at fair value		463,469,095
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation and amortization of $7,324,782		1,647,350
Accrued interest receivable on securities		2,032,907
Other receivables		2,267,570
Other assets		3,770,690
Total assets	$	651,000,587

Liabilities and Partners' Capital

Liabilities:		
Payable to clearing agents and brokers and dealers	$	224,467,958
Securities sold under agreements to repurchase		223,750,281
Payable to customers		346,309
Securities sold, not yet purchased, at fair value		109,139,259
Accrued interest payable on securities		360,624
Accounts payable and accrued expenses		24,779,848
Accrued distributions to partners		3,155,779
Total liabilities		586,000,058
Partners' capital:		
Vining-Sparks Securities, Inc.		861,267
Vining-Sparks Fund, L.P.		31,819,960
Vining-Sparks & Associates, L.P.		32,319,302
Total partners' capital		65,000,529
Commitments and contingencies (notes 11 and 12)		
Total liabilities and partners' capital	$	651,000,587

See accompanying notes to financial statements.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Statement of Income

Year ended December 31, 2009

Revenues:	
Trading gains and commissions	$ 207,675,691
Interest and dividends	13,069,408
Other	2,301,479
Total revenues	223,046,578
Expenses:	
Employee compensation and benefits	153,171,213
Communications	6,441,252
Occupancy and equipment rental	4,083,998
Interest	3,551,841
Brokerage and clearance costs	2,627,595
Travel and entertainment	2,757,631
Other	3,138,761
Total expenses	175,772,291
Operating income	47,274,287
State income tax expense	2,074,953
Net income	$ 45,199,334

See accompanying notes to financial statements.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Statement of Changes in Partners' Capital

Year ended December 31, 2009

	Vining-Sparks Securities, Inc.	Vining-Sparks Fund, L.P.	Vining-Sparks & Associates, L.P.	PFIC Securities, Inc.	Total partners' capital
Balance at December 31, 2008	$ 726,149	31,253,426	23,211,409	—	55,190,984
Net income	617,761	26,017,027	18,214,546	350,000	45,199,334
Sale and purchase of partnership interests between partners	—	(5,105,057)	5,105,057	—	—
Distributions	(482,643)	(20,345,436)	(14,211,710)	(350,000)	(35,389,789)
Balance at December 31, 2009	$ 861,267	31,819,960	32,319,302	—	65,000,529

See accompanying notes to financial statements.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 45,199,334
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	741,357
Changes in assets and liabilities:	
Increase in securities owned, net	(71,284,922)
Increase in securities purchased under agreements to resell, net	(42,140,935)
Increase in receivable from customers, net	(25,050,231)
Decrease in accrued interest receivable on securities	650,396
Decrease in other receivables	811,686
Increase in other assets	(17,574)
Decrease in payable to clearing agent and brokers and dealers, net	(36,934,614)
Increase in securities sold under agreements to repurchase, net	165,165,718
Decrease in accrued interest payable on securities	(127,058)
Increase in accounts payable and accrued expenses	3,605,266
Net cash provided by operating activities	40,618,423
Cash flows from investing activity:	
Purchases of furniture, fixtures, and equipment	(1,041,010)
Cash flows from financing activity:	
Distributions paid to partners	(39,177,709)
Net increase in cash	399,704
Cash at beginning of year	6,493,968
Cash at end of year	$ 6,893,672
Supplemental disclosures:	
Interest paid	$ 3,873,925
Income taxes paid	2,335,335

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Vining-Sparks IBG, Limited Partnership (the Partnership) primarily acts as a U.S. government and municipal securities broker-dealer. In the United States of America, the Partnership is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB), the National Futures Association (NFA), and the Commodities Futures Trading Commission (CFTC). The Partnership is also registered in Europe with the Financial Services Authority (FSA) of the United Kingdom, and with regulatory agencies in Canada.

At December 31, 2009, the partners are Vining-Sparks Securities, Inc. (VSSI), as a 1.3774% general partner, Vining-Sparks Fund, L.P., as a 50.6146% limited partner, and Vining-Sparks & Associates, L.P., as a 48.0080% limited partner.

(b) Securities Transactions

Securities transactions in regular-way trades and related commission revenue and expenses are recorded on the trade date. Trading gains and losses arising from all securities transactions are recorded on a trade date basis and comprise substantially all revenues. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on a net basis and are included in payable to clearing agents and brokers and dealers on the statement of financial condition.

Securities owned by the Partnership and securities sold, not yet purchased are stated at fair value, and unrealized gains and losses are reflected in commissions and trading gains. Marketable securities owned and securities sold, not yet purchased, are valued at fair value using quoted market prices or matrix pricing as determined through third-party pricing services. There were no securities that were not readily marketable at December 31, 2009.

(c) Fair Value

The Partnership adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 for Fair Value Measurements and Disclosures (ASC Topic 820) on January 1, 2008. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Partnership. Unobservable inputs are those that reflect the Partnership's assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The hierarchy is broken down into the following three levels, based on the reliability of inputs:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs for the asset or liability that reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

(d) Resale and Repurchase Agreements and Securities Lending Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements, reverse repos, or resale agreements) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(e) Depreciation and Amortization

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets (three to five years) or the life of the lease, whichever is less.

(f) Income Taxes

No provision for federal income taxes has been made because the Partnership allocates income and expenses to the partners for inclusion in their respective federal income tax returns. Deferred state income tax balances were not significant at December 31, 2009.

(g) Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC, and CFTC Regulation 1.16(c)(5), since no such liabilities existed at December 31, 2009 or at any time during the year then ended.

(h) Fair Value of Financial Instruments

Substantially all of the Partnership's financial instruments are carried at fair value.

(i) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the

date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) ***New Subsequent Events Accounting Standard***

FASB ASC Topic 855 for Subsequent Events (ASC Topic 855) introduces the concept of financial statements being "available to be issued," and requires disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. ASC Topic 855 does not result in significant changes to subsequent events that are reported either through recognition or disclosure in the financial statements. ASC Topic 855 is effective for the Partnership's December 31, 2009 financial statements, and the Partnership has evaluated subsequent events through February 25, 2010, the date the financial statements were issued.

(2) Cash and Securities Segregated under Federal Regulations

The Partnership maintains a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC. As of December 31, 2009, restricted cash of $3,317,566 has been segregated into this account.

(3) Receivable from Broker-Dealers and Clearing Organizations

The receivable from broker-dealers and clearing organizations is comprised of the following at December 31, 2009:

Securities failed to deliver	$ 37,659,059
Receivable from clearing organizations	197,260
Other	174,993
	$ 38,031,312

(4) Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at fair value, as follows:

	Owned	Sold, not yet purchased
U.S. government and agencies	$ 196,435,499	109,139,259
Agency collateralized mortgage obligations	116,636,060	—
Corporate collateralized mortgage obligations	2,837,068	—
Small Business Administration (SBA) securities	113,947,110	—
United States Department of Agriculture (USDA) loans	5,086,247	—
SBA interest-only strips	457,392	—
State and municipal	18,887,995	—
Corporate bonds	9,181,724	—
	$ 463,469,095	109,139,259

Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities. All the Partnership's securities are valued using matrix pricing and are classified as Level 2.

The following table presents the securities owned and sold, not yet purchased, based on valuation method, as of December 31, 2009:

	Fair value measurements at reporting date using			
	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading securities	$ —	463,469,095	—	463,469,095
Securities sold, not yet purchased	—	109,139,259	—	109,139,259

(5) Payable to Clearing Agents and Brokers and Dealers

The payable to clearing agents and brokers and dealers is comprised of the following at December 31, 2009:

Securities failed to receive	$ 61,369,510
Secured borrowings from clearing agent	101,257,962
Net payable for unsettled trades	61,158,413
Other	682,073
	$ 224,467,958

The payable to clearing agents, for which the Partnership incurs interest, is collateralized by securities owned either by the Partnership or held for the account of customers and other brokers and dealers for which the Partnership has yet to be paid. The weighted average interest rate on these collateralized borrowings at December 31, 2009 is 1.5%.

(6) Securities Sold under Agreements to Repurchase

The Partnership enters into sales of securities under agreements to repurchase, with the obligation to repurchase the securities sold reflected as a liability on the statement of financial condition. Securities owned by the Partnership with a fair value totaling $236,905,160 were sold under agreements to repurchase at prices totaling $223,750,281.

(7) Working Capital Line of Credit

The Partnership has a total of $20,000,000 working capital lines of credit to a bank, which bear interest at prime rate. One note is collateralized by the SBA interest-only strips owned by the Partnership, and the other $10,000,000 note is unsecured. There was no balance outstanding under these lines of credit at December 31, 2009. The lines of credit mature on July 15, 2010.

(8) Partner Transactions

Under the terms of the partnership agreement, a minimum of 35% of the Partnership's taxable net income, as defined, is to be distributed to the Partners based on their respective percentage interests in the Partnership. During 2009, the amount of distributions paid to the Partners was $39,177,709, which includes $6,943,700 in distributions accrued at December 31, 2008. As of December 31, 2009, the Partnership declared additional distributions of $3,155,779 to be paid subsequent to year end. These amounts were paid on January 26, 2010.

During 2009, Vining-Sparks Fund, L.P. sold $5,105,057 of partnership interests to Vining-Sparks & Associates, L.P. The price of the partnership interests sold was based on estimated fair value on the date of the transaction.

In July 2004, PFIC Securities, Inc. (PFIC), a subsidiary of Union Planters Corporation, sold its $12,626,731 capital account, which represented a 27.4% limited partnership interest in the Partnership to Vining-Sparks Fund, L.P. Also, the Partnership agreed to pay PFIC approximately $58,333 a month of the first profits of the Partnership for five years, beginning July 1, 2004.

On October 1, 2004, PFIC's former interest in the Partnership was sold by Vining-Sparks Fund, L.P. to the remaining partners, VSSI and Vining-Sparks & Associates, L.P., based on their ownership percentages of the Partnership.

(9) Agreements with Other Broker Dealers

The Partnership has an agreement with ICBA Securities Corporation wherein the Partnership agrees to act as clearing broker and manage the sales and back office functions for ICBA Securities Corporation. Under the terms of the agreement, all expenses related to such activities, including management of the related accounts, are borne by the Partnership. During 2009, the Partnership paid such expenses and received commissions from business generated from this relationship.

(10) Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of aggregate debit balances, arising from customer transactions, as defined. At December 31, 2009, the Partnership had net capital of $35,760,631, which was $35,297,191 in excess of required net capital.

(11) Commitments and Contingencies

Leases

At December 31, 2009, the Partnership was obligated under noncancelable operating leases for office space with remaining terms in excess of one year. Estimated future annual commitments are as listed below:

Year ending December 31:		
2010	$	1,880,256
2011		1,902,426
2012		1,860,327
2013		1,700,731
2014		1,575,794
2015 and thereafter		9,598,746
	$	18,518,280

Future rental commitments for leases have not been reduced by minimum noncancelable sublease rentals aggregating $44,076.

The Partnership incurred rent expense of $2,704,760 for the year ended December 31, 2009.

Litigation

In the normal course of business, the Partnership is subject to claims and litigation. Management of the Partnership believes that such matters will not have a material adverse effect on the Partnership's results of operations, liquidity, or financial condition.

(12) Financial Instruments with Off-Balance-Sheet Risk

The Partnership enters into various transactions involving derivatives and other instruments with off-balance-sheet risk. These financial instruments include mortgage-backed and SBA to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis, including SBA-guaranteed loans (when-issued securities) and interest rate swaps. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. Management does not anticipate that losses, if any, as a result of credit or market risk would materially affect the Partnership's financial position due in part to the short-term nature of the commitments. The extent of the Partnership's involvement in TBAs and when-issued financial instruments with off-balance-sheet risk as of December 31, 2009 was a commitment to purchase securities totaling $34,710,694 and a commitment to sell securities totaling $22,272,163.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

(13) Employee Benefits

The Partnership has a 401(k) plan (the Plan), which covers substantially all employees. Employees are eligible to participate in the Plan after they have been employed by the Partnership for a minimum of six months. The Partnership's matching contribution is equal to 50% of certain employee contributions up to 6% of employee's base salary. Contributions to the Plan were $125,329 during 2009.

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule 1

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Total partners' capital	$	65,000,529
Deductions:		
Total nonallowable assets		7,877,352
Aged fail to deliver		505,852
Other		1,141,904
		9,525,108
Net capital before haircuts on securities positions		55,475,421
Haircuts on securities positions:		
Trading and investment securities:		
U.S. government and agency obligations		16,770,863
State and municipal government obligations		1,432,422
Corporate obligations		1,511,505
Net capital	$	35,760,631

Computation of Alternate Net Capital Requirement

Aggregate debit items pursuant to Rule 15c3-3	$	23,172,000
2% of combined aggregate debit items		463,440
Minimum dollar net capital requirement		250,000
Net capital requirement		463,440
Excess net capital		35,297,191
Percentage of net capital to aggregate debits		152%
Net capital in excess of 5% of aggregate debits items or $300,000	$	34,602,031

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation and the corresponding computation prepared by Vining-Sparks IBG, Limited Partnership and included in the Partnership's unaudited Part II FOCUS Report as of December 31, 2009.

See accompanying report of independent registered public accounting firm.

Schedule 2

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	1,437,913
Monies borrowed collateralized by securities carried for the accounts of customers		575,000
Customers' securities failed to receive		22,580,815
Other		222,309
Total credit items	$	24,816,037
Debit balances:		
Debit balances in customers' accounts excluding unsecured accounts	$	23,154,161
Failed to deliver of customers' securities not older than 30 calendar days		17,378
Aggregate debit items		23,171,539
Less 3% of aggregate debit items		(695,146)
Total debit items	$	22,476,393
Reserve computation:		
Excess of total credits over total debits	$	2,339,644
Amount held on deposit "for exclusive benefit of customers" at December 31, 2009		3,317,566

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of the reserve requirement and the corresponding computation prepared by Vining-Sparks IBG, Limited Partnership and included in the Partnership's unaudited Part II FOCUS Report as of December 31, 2009.

See accompanying report of independent registered public accounting firm.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$	—
A. Number of Items		None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$	—
A. Number of Items		None
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	Yes X	No ____

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Report of Independent Registered Public Accounting Firm

The Partners
Vining-Sparks IBG, Limited Partnership:

In planning and performing our audit of the financial statements of Vining-Sparks IBG, Limited Partnership (the Partnership), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

Since the Partnership does not carry commodities accounts for customers, we did not review the practices and procedures followed by the Partnership in any of the following:

(1) The daily computation of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

KPMG

(2) The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

KPMG

This report is intended solely for the information and use of the partners, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2010

KPMG

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Report of Independent Registered Public Accounting Firm

The Partners
Vining-Sparks IBG, Limited Partnership:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Vining-Sparks IBG, Limited Partnership (the Partnership) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [check register and/or check copies], noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [general ledger from April 1, 2009 to December 31, 2009 and the Partnership's Explanation of Amounts Reported on Line 2c(8) Other Revenue], noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayments applied to the current assessment with the Forms SIPC-4 and SIPC-6 on which they were originally computed noting no differences.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

43150 FINRA DEC
VINING SPARKS 13*13
ATTN: DONNIELLE KUEHNE
775 RIDGE LAKE BLVD., STE. 200
MEMPHIS, TN 38120-9462

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Harold L. Gladney 901-762-5309

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 388,620

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (136,770)
08/13/2009
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 251,850

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 251,850

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 251,850

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VINING SPARKS
(Name of Corporation, Partnership or other organization)

Harold L. Gladney (Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 18th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

KPMG

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Financial Statements and Schedules

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)